UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2004

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission File Number 1-10269

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN
(Full title of the plan)

ALLERGAN, INC.
2525 Dupont Drive
Irvine, California 92612

(Name of issuer of the securities held
pursuant to the plan and the address of its
principal executive office)

4. ERISA Financial Statements and Schedule and Exhibits:

(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc., dated June 3, 2005, on the Statement of Net Assets Available for Benefits as of December 31, 2004 and 2003 and the related Statement of Changes in Net Assets Available for Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003 — Allergan, Inc. Savings and Investment Plan.

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2004 and 2003 — Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2004 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLERGAN, INC. SAVINGS
AND INVESTMENT PLAN

Date:	June 21, 2005	BY:	/s/ Eric K. Brandt

Eric K. Brandt
Allergan, Inc. Corporate Benefits
Committee (formerly known as
Management Plan Committee)

ALLERGAN, INC.
SAVINGS AND INVESTMENT PLAN

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

     To the Corporate Benefits Committee of Allergan, Inc.

          We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California

June 3, 2005

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments at fair value (Note 3)

Total investments	$309,559,326	$263,015,279

Receivables
Participant contributions	2,345	4,007
Employer contributions	4,070,789	3,115,689
Accrued interest and dividends	—	117,239

Total receivables	4,073,134	3,236,935

Total assets	313,632,460	266,252,214

LIABILITY	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$313,632,460	$266,252,214

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments (Note 3)	$26,935,031	$52,274,309
Interest	235,411	239,939
Dividends	3,371,366	3,357,669

	30,541,808	55,871,917

Contributions
Employer — match	7,159,573	7,249,216
Employer — retirement	3,738,248	2,665,003
Participant — before tax	15,725,428	13,941,861
Participant — after tax	773,910	848,705
Rollovers	3,230,454	1,839,624

	30,627,613	26,544,409

Total additions to net assets	61,169,421	82,416,326

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	13,768,612	12,534,420
Administrative expenses	20,563	17,244

Total deductions from net assets	13,789,175	12,551,664

NET INCREASE	47,380,246	69,864,662

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	266,252,214	196,387,552

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$313,632,460	$266,252,214

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 — DESCRIPTION OF THE PLAN

          The following description of the Allergan, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

          General – The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan provides for immediate eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Corporate Benefits Committee. The trustee for the Plan is JPMorgan Chase Bank.

          Employee Contributions – The Company’s eligible United States employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Code.

          The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

          Effective December 31, 2004, Participant contributions may be invested in the Allergan, Inc. Common Stock Fund, American Century Stable Asset Fund, Western Asset Core Plus Bond Portfolio, Dodge & Cox Balanced Fund, Hotchkis and Wiley Large Cap Value Fund, American Century Income and Growth Fund, Barclays Global Inv S&P 500 Equity Index Fund, American Century Ultra Fund, American Century Small Cap Value Fund, Artisan Small Cap Fund, American Funds New Perspective Fund, American Funds EuroPacific Growth Fund, or any combination of the twelve (12) funds at the participant’s discretion. Additionally, certain assets are invested in the Advanced Medical Optics, Inc. Common Stock Fund, although new allocations are not permitted and have not been made to that fund since June 29, 2002. Employer matching contributions are made in Allergan, Inc. common stock which is invested in the Allergan, Inc. Common Stock Fund. Participants who are over 55 can, however, elect to direct their employer matching contributions into any of the twelve investment funds. All participants can elect at any time to diversify their employer matching contributions in the Allergan stock fund into any of the other eleven investment funds, subject to the Company’s insider trading policy.

          Prior to December 31, 2004, the Plan offered ten (10) investment funds. Participants contributions could be invested in the Allergan, Inc. Common Stock Fund, American Century Stable Asset Fund, Dodge & Cox Balanced Fund, American Century Income and Growth Fund, Barclays S&P 500 Fund, American Century Ultra Fund, American Funds New Perspective A Fund, American Century Small Cap Value Fund, American Century International Growth Fund, and Franklin Small-Mid Cap Growth A Fund, or any combination of the ten funds at the participant’s discretion.

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

          Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

          Employer Matching Contributions – The Company contributed an amount equal to 100% of each employee’s contribution up to 4% of defined compensation for the years ended December 31, 2004 and 2003.

          Employer Retirement Contributions – Effective January 1, 2003, the Company makes an annual contribution equal to 5% of each participant’s defined compensation if they are enrolled in the Retirement Contribution Feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year.

          Investment Options – Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

          Participant Accounts – Each participant’s account is credited for the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

          Participant Loans Receivable – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance excluding retirement contributions. Loan terms range from one (1) to five (5) years or, for the purchase of a primary residence, up to fifteen (15) years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent (1%) as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

          Vesting and Forfeitures – Participant contributions are fully vested at all times. Participants forfeit their share of employer matching contributions if they terminate their employment before completing three years of service with the Company. Employer retirement contributions vest on a graduated basis. After completing one year of service, the participant is twenty percent (20%) vested, and vesting increases twenty percent (20%) each year thereafter until fully vested at the end of the fifth (5th) year of service. Forfeitures are used by the Company to offset future employer contribution requirements and to reinstate rehired employee accounts. During the plan years ended December 31, 2004 and 2003, $536,134 and $386,564, respectively, of forfeitures were used to offset contributions. At December 31, 2004 and 2003, unutilized forfeitures totaled $110,927 and $76,513, respectively.

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

          Payment of Benefits – Participants may withdraw their employee “after-tax” and rollover contributions at any time. Vested employer matching contributions can also be withdrawn at any time providing they were credited at least 2 years prior to withdrawal or in the case of a financial hardship. Withdrawals of employee “after-tax” contributions and employer matching contributions during employment may cause the participant to become ineligible to receive certain employer matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

          Prior to age 59-1/2, employee “before-tax” contributions may be withdrawn in the event of financial hardship, after the withdrawal of the value of employee “after-tax” contributions and employer matching contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six (6) months following the withdrawal for US employees and twelve (12) months for Puerto Rico employees. Hardship withdrawals of employer retirement contributions are not permitted.

          Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc. or Advanced Medical Optics) or may elect partial distributions. If the participant’s account value is $5,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is in the form of a lump sum to the designated beneficiary.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

          Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participants’ accounts.

          Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition – Investments are stated at fair value. The fair value of Allergan, Inc. and Advanced Medical Optics, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the Western Asset Core Plus Bond Portfolio, Dodge & Cox Balanced Fund, Hotchkis and Wiley Large Cap Value Fund, American Century Income and Growth Fund, Barclays Global Inv S&P 500 Equity Index Fund, American Century Ultra Fund, American Century Small Cap Value Fund, Artisan Small Cap Value Fund, American Funds New Perspective Fund, American Century International Growth Fund, American Funds EuroPacific Growth Fund, and Franklin Small-Mid Cap Growth A Fund are based upon quotations of each fund’s net asset value obtained from the National Association of Security Dealers Automated Quotations (NASDAQ). The fair value of the American Century Stable Asset Fund is based upon the net asset value reported by the fund. Participant loans are valued at cost which approximates fair value.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

          The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          Interest Bearing Cash and Cash Equivalents – Interest bearing cash and cash equivalents represent amounts invested in JPMorgan Chase Bank, which consists of highly liquid short-term investments.

          Contribution Funding – The participant deferrals and employer matching contributions are funded on a consistent basis following the issuance of each Company payroll. Employer retirement contributions are funded on an annual basis.

          Non-Discrimination for Employee and Employer Contributions – The Plan, as required by the Code, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half (2 1/2) months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half (2 1/2) months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.

          Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits were paid.

          Continuation of the Plan – The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and non-forfeitable without regard to the years of service of such participants.

          Administrative Expenses – Expenses incurred in the administration and operation of the Plan are paid by the Plan. Certain administrative expenses of the Plan are paid by the Company.

NOTE 3 – INVESTMENTS

Fair value of investments

The following table presents the fair value of investments. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2004 and 2003 are separately identified.

	December 31, 2004
	Number of shares,
	units or principal
	amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc.*	1,252,161	$101,512,684
Advanced Medical Optics, Inc.	214,166	8,810,799

Total common stock		110,323,483

Mutual Funds:
Dodge & Cox Balanced Fund*	505,785	40,141,343
American Century Income and Growth Fund*	1,254,085	38,475,338
Barclays Global Inv S&P 500 Equity Index Fund	172,185	6,195,219
American Century Ultra Fund*	753,882	22,473,224
American Funds New Perspective Fund*	851,117	23,584,442
American Funds EuroPacific Growth Fund	142,034	5,059,239
Artisan Small Cap Fund	506,836	8,494,577
American Century Small Cap Value Fund	1,218,122	12,400,487

Total mutual funds		156,823,869

At fair value as reported by the fund:
Common/Collective Trusts:
American Century Stable Asset Fund*	38,228,840	38,228,840

Investments at estimated fair value
Participant loans		4,179,879
Interest bearing cash and cash equivalents		3,255

Total investments		$309,559,326

* Investments that represent five percent (5%) or more of the Plan’s net assets.

NOTE 3 – INVESTMENTS (CONTINUED)

	December 31, 2003
	Number of shares,
	units or principal
	amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc.*	1,290,508	$99,123,010
Advanced Medical Optics, Inc.	237,387	4,664,629

Total common stock		103,787,639

Mutual Funds:
Dodge & Cox Balanced Fund*	391,991	28,631,016
American Century Income and Growth Fund*	1,229,182	34,048,338
Barclays S&P 500 Fund	117,077	3,806,185
American Century Ultra Fund*	754,517	19,921,322
American Funds New Perspective A Fund*	738,753	18,092,064
American Century International Growth Fund	346,524	2,751,398
Franklin Small-Mid Cap Growth A Fund	209,662	6,335,981
American Century Small Cap Value Fund	736,956	6,765,259

Total mutual funds		120,351,563

At fair value as reported by the fund:
Common/Collective Trusts:
American Century Stable Asset Fund*	35,267,264	35,267,264

Investments at estimated fair value
Participant loans		3,587,932
Interest bearing cash and cash equivalents		20,881

Total investments		$263,015,279

* Investments that represent five percent (5%) or more of the Plan’s net assets.

          The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated in value during the years ended December 31, 2004 and 2003. A summary of the change in fair value of investments is as follows:

	2004	2003
Common stock	$10,989,947	$28,395,986
Mutual funds	15,945,084	26,878,323

	$26,935,031	$55,274,309

NOTE 4 – INCOME TAX STATUS

          The Plan obtained its latest determination letter on July 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of Internal Revenue Code and constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

NOTE 5 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

          The Plan allows participants to purchase employer securities. As of December 31, 2004 and 2003, the Plan held 1,252,161 and 1,290,508 shares, respectively, of Allergan, Inc. common stock.

          Certain Plan investments are invested in mutual funds that are managed by an affiliate of JPMorgan Chase Bank, the custodian, and therefore, these transactions qualify as party-in-interest transactions for which there is a statutory exemption.

NOTE 6 — RISKS AND UNCERTAINTIES

          The Plan provides for various investment options in mutual funds, common and collective trusts, common stock and cash and cash equivalents. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 7 — CONCENTRATIONS

          Investments in the common stock of Allergan, Inc. comprised approximately 33% and 38% of the Plan’s total investments as of December 31, 2004 and 2003, respectively.

SUPPLEMENTAL SCHEDULE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 95-1622442
PLAN NUMBER: 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
*	Allergan, Inc.	Common Stock, 1,252,161 shares	**	$101,512,684

	Advanced Medical Optics, Inc.	Common Stock, 214,166 shares	**	8,810,799

*	American Century Stable Asset Fund	Common/Collective Trust, 38,228,840 shares	**	38,228,840

	Dodge & Cox Balanced Fund	Mutual Fund, 505,785 shares	**	40,141,343

*	American Century Income and Growth Fund	Mutual Fund, 1,254,085 shares	**	38,475,338

	Barclays Global Inv S&P 500 Equity Index Fund	Mutual Fund, 172,185 shares	**	6,195,219

*	American Century Ultra Fund	Mutual Fund, 753,882 shares	**	22,473,224

	American Funds New Perspective Fund	Mutual Fund, 851,117 shares	**	23,584,442

	American Funds EuroPacific Growth Fund	Mutual Fund, 142,034 shares	**	5,059,239

	Artisan Small Cap Fund	Mutual Fund, 506,836 shares	**	8,494,577

*	American Century Small Cap Value Fund	Mutual Fund, 1,218,122 shares	**	12,400,487

*	Participants loans	Interest rates ranging from 5% to 10.5%	$0	4,179,879

*	JPMorgan Chase Bank	Money Market, 3,255 units	**	3,255

			$0	$309,559,326

* Party-in interest
** Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

I.     Exhibit Index

Exhibits	Description
Exhibit 23	Consent of Lesley, Thomas, Schwarz & Postma, Inc.